ROBERT A. FREEDMAN	May 24, 2012	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:     Barbara C. Jacobs, Assistant Director

     Matthew Crispino, Staff Attorney

     Patrick Gilmore, Accounting Branch Chief

     David Edgar, Staff Accountant

Re:	ServiceNow, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 4, 2012

File No. 333-180486

Ladies and Gentlemen:

On behalf of ServiceNow, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-180486) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2012, as amended to date (the “Registration Statement”). In this letter, the Company responds to the comments of the staff of the Commission (the “Staff”) contained in your letter dated May 22, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

We have also enclosed with the copy of this letter that is being transmitted via hand delivery, four copies of the Amendment in paper format, marked to show changes from the Amendment No. 1 to Registration Statement as filed on May 4, 2012.

United States Securities and Exchange Commission

May 24, 2012

Revenues, page 51

1. We note your response to prior comment 9 and your revised disclosures relating to your results of operations for the three months ended March 2011 and 2012, as well as the six months ended December 31, 2010 and 2011. However, we note that you did not similarly revise disclosures for fiscal 2009, 2010 and 2011. Please revise to quantify the relative significance of sales to new customers versus existing customers, direct sales versus channel partner sales and sales within North America versus outside North America.

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Registration Statement.

Provision for Income Taxes, page 51

2. We note your response to prior comment 10 and your revised disclosures relating to your results of operations for the three months ended March 2011 and 2012. However, we note that you did not similarly revise disclosures for the six months ended December 31, 2010 and 2011 or fiscal 2009, 2010 and 2011. Please revise to provide a discussion of factors that have had a significant impact on your effective income tax rate for all periods presented.

The Company respectfully advises the Staff that on page F-32 of the Registration Statement, it discusses the components of the income tax provision, including Federal, state and foreign current and deferred items, for the fiscal years ended June 30, 2009, 2010 and 2011 and for the six months ended December 31, 2010 and 2011. On the same page, the Company also discusses the significant factors causing the effective income tax rate to differ from the Federal statutory income tax rate (see table).

In response to the Staff’s comment, the Company has revised its disclosure on pages 51 and 56 of the Registration Statement.

Stock-Based Compensation, page 64

3. We note your response to prior comment 15 and your revised disclosures regarding the comparable publicly-traded companies used in your common stock valuations. As previously requested, please confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates, including expected volatility, and update your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Registration Statement.

4. We note your revised disclosure on page 69 in response to prior comment 20 that your board of directors concluded that the July 2011 valuation of $3.75 per share of common stock was not less than the fair market value of your common stock in August 2011, September 2011 and October 2011. Based on this disclosure it is not clear what the value of your common stock was during each of these periods although based on the table on page 66, it appears that the fair value of your common stock

United States Securities and Exchange Commission

May 24, 2012

during each of these periods was $3.75 per share. Considering you use the Black-Scholes option-pricing model to determine the fair value of your stock-based awards and the fair value of the underlying common stock is one of the assumptions used in this model, please revise your disclosure to clearly state the fair value of your common stock as determined by management or your board of directors for each of these periods.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Registration Statement.

Revenue Recognition, page F-10

5. We note your response to prior comment 31 that the implementation and configuration services you provide represent the culmination of a separate earnings process. Notwithstanding your response to prior comment 32, please explain in detail the services performed for initial implementation and configuration and how your determined that these services represent the culmination of a separate earnings process including whether these services have any utility to the customer separate from the ongoing subscription services.

In response to the Staff’s comment, the Company supplementally advises the Staff of the services performed for initial implementation and configuration and how the Company determined these services represent the culmination of a separate earnings process including whether these services have any utility to the customer separate from the ongoing subscription services.

The Company’s initial implementation typically optimizes the following core set of IT Service Management, or ITSM, applications that are part of the Company’s subscription offering for the customers’ specific workflows and business processes:

•	Incident Management;
•	Problem Management;
•	Change Management; and
•	Configuration Management

The Company’s ITSM applications are functional without any additional development, modification or customization. The Company’s core implementation services are designed to facilitate the deployment of Incident Management, Problem Management, Change Management, and Configuration Management using the Company’s StartNow implementation methodology. This methodology focuses on the people, process, and technology changes required for its customers to successfully deploy the ITSM applications into their environment. The Company’s solutions are delivered within the customers’ IT environment in five phases: (i) Discover (whereby the Company gains an understanding of the process); (ii) Plan (consists of a review of the requirements against the offering); (iii) Prepare (the Company sets up the core system records); (iv) Deploy (the Company optimizes and configures the application in the customer environment); and (v) Operate (the testing and operation of the system) and include the following activities:

StartNow Phase	Main Tasks	Task Description

Plan	Project Kick-off	Project Kick-off meeting to review project objectives across people, process, and technology. Gain agreement on project plan and governance approach.

Discover	Gap Analysis Workshop	Workshops to understand business process requirements of the customer and what application configuration needs to be completed to support these process requirements.

Prepare	Integration	Configuration of required integrations from the Company to other customer applications where information will need to be exchanged.

Deploy	Configure Incident Application	Tailor the Incident application per the configuration requirements identified in the Discover phase.
	Configure Problem Application	Tailor the Problem application per the configuration requirements identified in the Discover phase.
	Configure Change Application	Tailor the Change application per the configuration requirements identified in the Discover phase.
	Configure Configuration Application	Tailor the Configuration application per the configuration requirements identified in the Discover phase.
	User Testing & Training	Completion of User Testing & Training to ensure the application configuration changes meet business process requirements.

Operate	Deploy changes into Production	Promote the updated configuration set into Production.

In addition to the core service offering outlined above, is the Company also offers a range of packaged services offerings, which include:

•	Tailored Deployments;
•	Remote Administration;
•	Program Pulse Check;
•	Delivery Assurance;
•	Process Workshops;
•	Process User Training;
•	Configuration Reviews;
•	Configuration Optimization;
•	Performance Review; and
•	Production Readiness Review;

The Company’s implementation and configuration services provide an opportunity to its customers to reengineer their ITSM business processes. Its customers perceive additional value from the implementation services because they can choose to purchase these services from other third-party vendors or from the Company. Historically, certain customers have purchased the Company’s subscription service without the professional services as the Company’s on-demand application is fully functional without any additional development, modification or customization. Therefore, the Company’s professional services revenues meet the conditions necessary for separation from the Company’s subscription service revenues as third-party vendors currently sell the professional services separately, these vendors and the customers themselves can and do perform the implementation and configuration services without the Company’s involvement, and the implementation and configuration services are not essential to the functionality of the ITSM applications.

* * * * * *

United States Securities and Exchange Commission

May 24, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Dawn Belt, Esq. at (650) 335-7830.

Sincerely, FENWICK & WEST LLP /s/ Robert A. Freedman Robert A. Freedman

cc:	Frank Slootman, Chief Executive Officer

Michael P. Scarpelli, Chief Financial Officer

Robert Specker, Esq., General Counsel

Ethan Christensen, Esq., Vice President, Legal

ServiceNow, Inc.

Gordon K. Davidson, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Eric Jensen, Esq.

John McKenna, Esq.

Cooley LLP